FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	June	2009
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	RIM Introduces the BlackBerry Tour Smartphone	3

Document 1

June 16, 2009

FINAL

RIM Introduces the BlackBerry Tour Smartphone

New 3G World Phone Keeps You Connected on High-Speed CDMA Networks in North America and UMTS/HSPA Networks Abroad

Waterloo, ON – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today introduced the BlackBerry® Tour™ – a powerful new 3G BlackBerry® smartphone for CDMA customers in North America. The new BlackBerry Tour smartphone offers state-of-the-art communications and multimedia capabilities with outstanding mobile performance and consummate styling. It is a feature-packed and highly refined world phone that keeps you connected and lets you tour the world in style.

"BlackBerry continues to be the top selling smartphone brand in North America and we are proud to add this powerful new 3G world phone to our successful product portfolio,” said Mike Lazaridis, President and Co-CEO at Research In Motion. “With its striking design and exceptional performance, the new BlackBerry Tour will offer a compelling choice for the growing number of wireless customers looking to upgrade their existing cell phone to a smartphone.”

The BlackBerry Tour smartphone allows customers to stay seamlessly connected - across town and around the world. It supports high-speed 3G EV-DO Rev. A networks in North America, as well as 3G UMTS/HSPA (2100Mhz) and quad-band EDGE/GPRS/GSM networks abroad.

The BlackBerry Tour smartphone also provides the industry’s leading mobile solution for email, messaging (IM, SMS, MMS) and social networking together with built-in GPS and advanced multimedia capabilities, enabling customers to make the most of both their personal and professional time.

The BlackBerry Tour features a chic black finish with chrome highlights surrounding its sleek design (112mm x 62mm x 14.2mm and 130g). It includes a large, highly tactile, full-QWERTY keyboard with chrome frets and finely sculpted keys for fast and precise typing. In addition, the large (2.44"), bright display (480 x 360 resolution at 245 ppi) delivers the highest resolution available on a BlackBerry smartphone, presenting pictures, web pages and videos with incredible clarity.

Other key features of the BlackBerry Tour smartphone include:

•	3.2 MP camera with flash, variable zoom, image stabilization, autofocus and video recording*

•	Full HTML web browser, including support for streaming audio and video (RTSP)
•	Advanced media player for videos, pictures and music, a 3.5 mm stereo headset jack and support for the Bluetooth® Stereo Audio Profile (A2DP/AVCRP)
•	256MB Flash memory
•	Expandable memory via hot swappable microSD/SDHC memory card slot, supporting cards of up to 16 GB today and expected to support next generation 32GB cards when available
•	Built-in GPS with support for geotagging, BlackBerry® Maps and other location based applications and services
•	BlackBerry® Media Sync allows customers to quickly and easily synch music from iTunes® and Windows Media Player with the smartphone**
•

Premium phone features including voice activated dialing, enhanced background noise cancellation, a low-distortion speakerphone, and Bluetooth (2.0) support for hands-free use with headsets, car kits, stereo headsets and other Bluetooth peripherals

•	Preloaded DataViz® Documents to Go®, allowing users to edit Microsoft® Word, Excel and PowerPoint files directly on the handset
•	Easy mobile access to Facebook®, MySpace and Flickr®, as well as popular instant messaging services including BlackBerry® Messenger, Yahoo!® IM, AIM®, Google Talk and Windows Live Messenger™
•

Support for BlackBerry App World™, featuring a broad and growing catalog of third-party mobile applications developed specifically for BlackBerry smartphones. Categories include travel, productivity, entertainment, games, social networking & sharing, news & weather, and more

•	BlackBerry® Internet Service allows access to up to 10 supported personal and corporate email accounts, including most popular ISP email accounts
•	BlackBerry® Enterprise Server provides advanced security and IT administration features within IBM® Lotus® Domino®, Microsoft® Exchange and Novell® GroupWise® environments
•	Removable and rechargeable 1400 mAhr battery for 5 hours of talk time and 14 days of standby time

The BlackBerry Tour smartphone (model number: 9630) is expected to be available this summer from carriers in North America.

For more information visit www.blackberry.com/tour

* Video recording requires microSD card, which may be sold separately

** Certain music files may not be supported, including files that contain digital rights management technologies

Note for editors: Additional information, including product images and video, is available at www.rim.mediaseed.tv.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

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Media Contact:

Marisa Conway

Brodeur Partners (PR Agency for RIM)

mconway@brodeur.com

212-336-7509

Investor Contact:

RIM Investor Relations

investor_relations@rim.com

519-888-7465

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry, Research In Motion and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	June 16, 2009	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President, Investor Relations